Exhibit 99.18

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus dated October 2, 2020 to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement (as defined below), the securities may not be offered or sold in the United States, or to, or for the account or benefit of a U.S. person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) (“U.S. Person”) or a person in the United States, unless an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state laws is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. Persons. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated October 2, 2020 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vox Royalty Corp. at 4th Floor, Strathvale House, Cayman Enterprise City, 90 North Church St, Grand Cayman, Cayman Islands, KY1-9012, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated October 2, 2020)

New Issue	March 22, 2021

VOX ROYALTY CORP.

C$15,000,000

5,000,000 Units

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 2, 2020 (the “Prospectus”), qualifies the distribution (the “Offering”) of 5,000,000 units (the “Units”) of Vox Royalty Corp. (“Vox” or the “Corporation”) at a price of C$3.00 per Unit (the “Offering Price”). Each Unit is comprised of one ordinary share (a “Unit Share”) and ½ of an ordinary share purchase warrant (each whole ordinary share purchase warrant, a “Unit Warrant”). Each Unit Warrant entitles the holder thereof to purchase one ordinary share (a “Warrant Share”) of the Corporation at an exercise price of C$4.50 per Warrant Share (the “Warrant Exercise Price”) at any time until March 25, 2024 (the “Expiry Date”). The Units will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of March 22, 2021, between Vox and BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation, as joint bookrunners and co-lead underwriters (the “Co-Lead Underwriters”), along with Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters”). The Offering Price has been determined by negotiation between the Corporation and the Co-Lead Underwriters.

i

The outstanding ordinary shares (the “Shares”) of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “VOX”. On March 19, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Shares on the TSXV was C$2.97. The Corporation has received conditional approval to list the Shares, including the Unit Shares and the Warrant Shares issuable on exercise of the Unit Warrants, to be distributed pursuant to this Prospectus Supplement on the TSXV. The listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

Price: C$3.00 per Unit

						Net Proceeds to the
		Price to the Public		Underwriters’ Fee(1)		Corporation(2)
Per Unit	C$	3.00	C$	0.18	C$	2.82
Total(3)	C$	15,000,000	C$	894,753	C$	14,105,247

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of C$894,753 (the “Underwriters’ Fee”), representing 6% of the gross proceeds of the Offering other than gross proceeds on sales made to “President’s List” purchasers, on which a reduced fee of 3% of such gross proceeds will be paid to the Underwriters. The “President’s List” includes purchasers for an aggregate amount of 58,300 Units. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, including the preparation and filing of this Prospectus Supplement, which are estimated to be C$800,000 and which will be paid from the proceeds of the Offering.

(3)	The Corporation has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to an additional 750,000 Units at the Offering Price, or any combination of up to an additional 750,000 Unit Shares at a price of C$2.85 per Unit Share and up to an additional 375,000 Unit Warrants at a price of C$0.30 per Unit Warrant (collectively, the “Additional Securities”). Unless the context otherwise requires, references herein to “Offering” and “Units” assume the exercise of the Over-Allotment Option in full. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee (assuming sales of an aggregate amount of 58,300 Units to “President’s List” purchasers under the Offering) and net proceeds to the Corporation (before payment of the expenses of the Offering) will be C$17,250,000, C$1,029,753 and C$16,220,247, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and any Additional Securities issuable upon the exercise of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Units forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. Certain legal matters relating to the Units offered hereunder will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

	Maximum size or
	number of
Underwriters’ Position	securities available	Exercise period	Exercise price
Over-Allotment Option(1)	750,000 Additional Units	Up to 30 days following Closing Date	C$3.00	(1)

(1)	The Underwriters may exercise the Over-Allotment Option by purchasing up to an additional 750,000 Units at the Offering Price or any combination of up to an additional 750,000 Unit Shares at a price of C$2.85 per Unit Share and up to an additional 375,000 Unit Warrants at a price of C$0.30 per Unit Warrant.

ii

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about March 25, 2021 or such later date as the Corporation and the Co-Lead Underwriters may agree (the “Closing Date”), but in any event not later than April 22, 2021. It is anticipated that the Units will be issued through the book-entry system, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Beneficial holders of the Units, including a purchaser of Units in the United States that is a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act (a “Qualified Institutional Buyer”), will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Units are acquired. If any Units are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Units.

During the distribution of the Units, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Corporation’s head office is located at 4th Floor, Strathvale House, Cayman Enterprise City, 90 North Church St, PO Box CEC – 138, Grand Cayman, Cayman Islands, KY1-9012. The Corporation’s registered office is located at Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands.

The Corporation is incorporated under the laws of a foreign jurisdiction. Rob Sckalor, a director of the Corporation, and Kyle Floyd, a director and an officer of the Corporation signing the certificate page of the Prospectus, each reside outside of Canada. In addition, Timothy Strong, a Qualified Person (as such term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)) resides outside of Canada. Accordingly, each of the Corporation, the directors and officers and the Qualified Person have appointed Cartan Limited, Box 48, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process.

Investing in the Units involves significant risks inherent in the Corporation’s business. Investors should review this Prospectus Supplement, together with the Prospectus, in their entirety and carefully consider the risks described under the heading “Risk Factors” and the risks identified in the documents incorporated by reference herein before purchasing the Units.

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Prospectus or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

iii

PROSPECTUS SUPPLEMENT

PROSPECTUS

TABLE OF CONTENTS

P a g e

CAUTION REGARDING FORWARD-LOOKING INFORMATION	1

DOCUMENTS INCORPORATED BY REFERENCE	1

CURRENCY AND FINANCIAL STATEMENT PRESENTATION	3

THE COMPANY	3

MATERIAL ROYALTIES	9

CONSOLIDATED CAPITALIZATION	20

USE OF PROCEEDS	20

PLAN OF DISTRIBUTION	21

DESCRIPTION OF SHARE CAPITAL	22

DESCRIPTION OF DEBT SECURITIES	23

DESCRIPTION OF WARRANTS	24

DESCRIPTION OF SUBSCRIPTION RECEIPTS	25

DESCRIPTION OF UNITS	26

OTHER MATTERS RELATING TO THE SECURITIES	27

EARNINGS COVERAGE RATIOS	29

PRIOR SALES	29

MARKET FOR SHARES	29

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	29

RISK FACTORS	29

PROMOTERS	32

LEGAL MATTERS	33

INTERESTS OF EXPERTS	33

AUDITORS, TRANSFER AGENT AND REGISTRAR	33

PURCHASER’S STATUTORY RIGHTS	33

CONTRACTUAL RIGHTS OF RESCISSION	33

CERTIFICATE OF VOX ROYALTY CORP.	1

CERTIFICATE OF THE PROMOTER	2

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement, or incorporated by reference herein, that are not current or historic factual statements constitute “forward-looking information” within the meaning of applicable securities laws, including without limitation, expectations concerning the acquisition of certain royalties that are currently subject to LOIs and any expected revenue to be generated by such royalties, Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate”, “seek”, and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: risks relating to the dependence of the Corporation on third party operators, the failure of counterparties to royalty and stream agreements to comply with the terms of such agreements, risks relating to the lack of access to data on the operations underlying the Corporation’s royalty and stream interests, political, economic and other risks; fluctuations in foreign currency; political environment; operating risks caused by social unrest; risks related to government regulation, laws, sanctions and measures; fluctuations in commodity prices; the extent of analytical coverage available to investors concerning the business of the Corporation; changes in trading volume and general market interest in the Corporation’s securities; risks related to new diseases and epidemics, risks relating to widespread epidemics or a pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on the workforce of the operators of the projects underlying the Corporation’s royalty and streaming interests; dependence on future payments from owners and operators; unknown defects and impairments in any business arrangements of the Corporation; the inability of the Corporation to select appropriate acquisition targets or negotiate acceptable arrangements including arrangements to finance acquisition targets; potential inaccuracy in the mineral reserves and mineral resource estimates; high operating costs at the operator level impacting the quantum of the net profit royalties; operators compliance with laws, including anti-bribery and corruption laws; rights of third parties; global financial conditions; liquidity concerns and future financing requirements; limited operating history of the Corporation; competition in acquisitions; key employee attraction and retention; risks relating to conflicts of interest; risks relating to potential litigation; risks relating to title, permit or license disputes related to interests on any of the properties in which Vox holds a royalty, stream or other interest; risks relating to the dependence of the Corporation on outside parties and key management personnel; risks associated with dilution; royalties under ongoing negotiations or LOIs may not be acquired; the volatility of the stock market and in commodity prices; misjudgments in the course of preparing forward-looking statements; as well as those risk factors discussed or referred to in the Filing Statement, Annual MD&A and Interim MD&A (defined below) which readers are advised to carefully review and consider.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Corporation does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.

All of the forward-looking information made in this Prospectus Supplement and the documents incorporated by reference herein is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Vox.

GENERAL MATTERS

In this Prospectus Supplement, unless otherwise indicated or the context otherwise requires, the terms “Vox”, the “Corporation”, “we”, “us”, and “our” are used to refer to Vox Royalty Corp.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus as such information is accurate only as of the date of the applicable document. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, the Unit Shares and the Unit Warrants comprising the Units, and the Warrant Shares would, if issued on the date hereof, be qualified investments within the meaning of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan” and a “tax-free savings account”, each as defined in the Tax Act (collectively, “Registered Plans”) and a “deferred profit sharing plan”, as defined in the Tax Act, provided that:

(a)	in the case of the Unit Shares and the Warrant Shares, the Unit Shares or Warrant Shares, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV) or the Corporation is a “public corporation” (as defined in the Tax Act); and

(b)	in the case of the Unit Warrants, the Warrant Shares are qualified investments as described in (a) above and neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding that the Unit Shares, Unit Warrants or Warrant Shares may be qualified investments for a Registered Plan, a holder, annuitant, or subscriber, as the case may be (each a “Plan Holder”), will be subject to a penalty tax on the Unit Shares, Unit Warrants or Warrant Shares if such securities are a “prohibited investment” (as defined in the Tax Act) for the Registered Plan. The Unit Shares, Unit Warrants and Warrant Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with the Corporation for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, Unit Shares and Warrant Shares will not be a prohibited investment if the Unit Shares and Warrant Shares are “excluded property” for a trust governed by a Registered Plan within the meaning of the prohibited investment rules in the Tax Act.

Holders who intend to hold Unit Shares, Unit Warrants and/or Warrant Shares in a Registered Plan or a deferred profit sharing plan should consult their own tax advisors.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on www.sedar.com (“SEDAR”) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference into this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically on SEDAR.

The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement:

(a)	the management information circular dated February 26, 2020 in respect of the annual general and special meeting of Vox shareholders held on March 26, 2020;

(b)	the unaudited condensed interim consolidated financial statements of Vox for the three and nine months ended September 30, 2020 and 2019, together with the notes thereto;

(c)	the management discussion and analysis of the financial condition and results of operations of Vox for the three and nine months ended September 30, 2020 (“Interim MD&A”);

(d)	the material change report dated May 28, 2020 with respect to the closing of the Qualifying Transaction;

(e)	the filing statement of Vox dated May 12, 2020 (the “Filing Statement”);

(f)	the audited financial statements of Vox for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditors’ report thereon;

(g)	the management discussion and analysis of the financial condition and results of operations of Vox for the years ended December 31, 2019 and 2018 (“Annual MD&A”);

(h)	the template version of the term sheet (the “Indicative Term Sheet”) with respect to the Offering dated March 18, 2021;

(i)	the template version of the investor presentation (the “Investor Presentation”) with respect to the Offering dated March 18, 2021; and

(j)	the template version of the term sheet (the “Final Term Sheet”) with respect to the Offering dated March 22, 2021.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Vox and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) filed with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the distribution of the Units shall be deemed to be incorporated by reference into this Prospectus Supplement.

Any statement in this Prospectus Supplement, the Prospectus or contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus. Vox has not authorized anyone to provide investors with different or additional information. Vox is not making an offer to sell these securities in any jurisdiction where the offer is not permitted by law. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

Any template version of “marketing materials” (as defined in NI 41-101), including the Indicative Term Sheet, the Final Term Sheet and the Investor Presentation, are not part of this Prospectus Supplement and the Prospectus to the extent that the contents of the template version of such marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of marketing materials filed after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, each of the Investor Presentation, the Indicative Term Sheet and the Final Term Sheet) are deemed to be incorporated into this Prospectus Supplement and the Prospectus.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

The Corporation’s financial statements and financial information are presented in United States dollars. All dollar amounts referenced in this Prospectus Supplement, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. Australian dollars are referred to herein as “Australian dollars” or “A$”.

THE CORPORATION

Overview

Vox is a mining royalty and streaming company focused on building a portfolio of accretive royalties and streams across a diverse base of precious metals assets. However, unlike many of its peers that tend to focus exclusively on one type of commodity, Vox has a unique mandate to opportunistically acquire royalties and streams on quality assets over a diverse portfolio of underlying hard rock commodities including precious metals, base and battery metals as well as certain bulk commodities. Precious metals assets currently make up 70% of the assets underlying the Corporation’s royalties and streams by royalty count.

Vox holds a portfolio of 47 royalties and streaming assets, including one royalty option. Vox’s interests span nine jurisdictions (Australia, Canada, Peru, Brazil, Mexico, the United States, Nigeria, South Africa and Madagascar). Vox has royalties on producing mines in addition to royalties over many long-life, development-stage assets and currently targets allocating 80% of its capital to production or near-production stage royalties. Among the current portfolio of royalties and streams are properties operated by several senior global mining companies, including Agnico Eagle Mines Limited, Alamos Gold Inc., Newcrest Mining Limited and Montanore Minerals Corp. (a subsidiary of Hecla Mining Company). Additionally, Vox continues to be one of the fastest growing royalty and streaming acquisition companies since January 2019, announcing 19 separate royalty transactions to acquire over 40 royalties and with over 32,000m of drilling performed in Q4 of 2020.

Vox operates a unique business model within the royalty and streaming space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Corporation’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Corporation’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 7,000 royalties globally (the “Database”). The Database is not commercially available to the Corporation’s competitors. The Database includes historical transactions benchmarked over a 40-year period and also virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Corporation with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Corporation. The Corporation also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Corporation focuses on accretive acquisitions on a net asset value and cash flow per share basis, with a particular emphasis on return of investment. The Corporation’s objective is to build and retain a portfolio of royalties weighted to (i) precious metals in terms of commodities exposure, and (ii) stable geopolitical jurisdictions. As at the date hereof, approximately 80% of Corporation’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Corporation is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration stage royalties. Specifically, the Corporation’s portfolio currently includes four producing or construction-stage assets, four pre-construction assets and at least another five assets that are in the feasibility stage, that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance. Importantly, the Segilola and Bulong assets are expected to enter its first production in 2021, and feasibility studies for the Kookynie, Pitombeiras and Kenbridge assets are also expected to be released in 2021.

As of the date hereof, Vox has entered into 10 conditional, exclusive letters of intent (“LOIs”) between Vox and royalty vendors. These 10 potential transactions provide Vox the opportunity to acquire between 20 and 30 additional royalties and expand its global portfolio to 72 royalties and streaming assets (subject to various conditions and the completion of various transactions, and assuming a midpoint of 25 royalties are acquired). All of these 10 potential transactions have been organically initiated through Vox’s direct outreach to royalty vendors; none of the potential transactions were the subject of brokered sale processes. The royalties underlying the LOIs span various stable mining jurisdictions, including Australia, Canada, the United States and Chile, and the LOIs cover a range of precious metal and base metal mining assets located across stable geopolitical jurisdictions.

Assuming completion of the transactions under LOI and a midpoint of 25 royalties acquired, the Corporation’s portfolio will consist of seven producing assets (an increase of 75% compared to its four producing or construction-stage assets in 2020). In addition, six of the royalty assets subject to LOIs are currently in development stage and the remaining 16 royalty assets are in exploration stage (based on an assumed acquisition of 25 royalties). Assuming 25 of the royalties under LOI are purchased, the Corporation projects that the underlying royalties are expected to generate between C$3 million and C$7 million of incremental revenue in 2023. These transactions under LOI are all subject to completion of confirmatory due diligence, execution of definitive binding purchase agreements and satisfaction of customary conditions.

Key growth assets for the Corporation during 2021 and 2022 (excluding the royalties underlying the LOIs) include: the Bulong royalty and project, for which the project operator is targeting commencement of mining in Q4 2021; the Segilola royalty and project, for which the project operator is targeting first gold pour in Q2 2021; the Brits royalty and project, which is adjacent to a producing open pit vanadium mine; and the Mt Ida royalty and project, which is a potential Western Australian open pit gold toll-treatment operation. During 2023 and 2024, the Corporation expects revenue growth to be fueled by the Lynn Lake royalty and project, for which the project operator is targeting a construction decision in 2022; the Bowdens royalty and project, which is progressing towards final permitting; according to public disclosure from Silver Mines Ltd.; and the Graphmada royalty and project, which is currently on care and maintenance due to the COVID-19 pandemic but is under review by Bass Metals Limited (“Bass”) for an expanded production restart scenario.

The following chart sets forth details of the royalty and stream portfolio held by Vox (excluding the royalties underlying the LOIs that form part of the deal pipeline).

Overview of Royalty and Stream Portfolio

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator

Higginsville (Dry Creek)	A$0.71/gram gold ore milled[1] (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources
Segilola	1.5% net smelter royalty (subject to $3.5M cap)	Gold	Nigeria	Construction	Thor Explorations Ltd.
Mt Ida	1.5% net smelter royalty (>10Koz Au production)	Gold	Australia	Pre-production	Aurenne Group Holdings
Bulong	1.0% net smelter royalty	Gold	Australia	Feasibility	Black Cat Syndicate Limited
Ashburton	1.75% gross royalty revenue (>250K oz)	Gold	Australia	Exploration (Toll- treatment Potential)	Kalamazoo Resources
Kelly Well	10% free carry (converts to 1% net smelter royalty)	Gold	Australia	Exploration	Dacian Gold
New Bore	10% free carry (converts to 1% net smelter royalty)	Gold	Australia	Exploration	Dacian Gold
Millrose	1.0% gross revenue royalty	Gold	Australia	Exploration	Jindalee Resources
Kookynie (Melita)	A$1/t ore production royalty (>650Kt ore mined and treated)	Gold	Australia	Exploration (Feasibility due 2021)	Genesis Minerals Ltd
Kookynie (Consolidated Gold)	A$1/t ore production royalty (with gold grade escalator2)	Gold	Australia	Exploration	Metalicity Limited
Green Dam	2.0% net smelter royalty	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% net smelter royalty	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources
West Kundana	Sliding scale 1.5% to 2.5% net smelter royalty	Gold	Australia	Exploration	Northern Star Resources and Tribute Resources

[1]	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.71/gram gold ore milled, as at 16 November 2020.

[2]	Royalty = AUD$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) X 0.5) +1)

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator

British King	1.5% net smelter royalty on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Toll-treat Potential)	BK Gold Mines
Merlin	0.75% gross royalty revenue (>250K oz)	Gold	Australia	Exploration	Northern Star Resources
Forest Reefs	1.5% net smelter royalty	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Koolyanobbing (part of deception pit)	2.0% FOB revenue royalty (post- prepayment)	Iron Ore	Australia	Producing	Mineral Resources Ltd.
Bowdens	0.85% gross revenue royalty	Silver-lead- zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% net smelter royalty	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Exploration (PEA 2018)	ValOre Metals Corp.
Montana Assets (Option)	1.5% net smelter royalty	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% net smelter royalty	Silver, lead, zinc	Mexico	Exploration	Privately held
Pitombeiras	1.0% net smelter royalty	Vanadium, Titanium, Iron Ore	Brazil	Exploration (PEA due H1 2021)	Jangada Mines
Graphmada	2.5% gross sales royalty (A$5M cap or to 1 Jan 2029)	Graphite	Madagascar	Development (Care & Maintenance)	Bass Metals Limited
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures
Barabolar Surrounds	1.0% gross revenue royalty	Silver-lead- zinc	Australia	Exploration	Silver Mines Limited
Yalbra	0.75% gross revenue royalty	Graphite	Australia	Exploration	Buxton Resources Limited
Mt. Moss	1.5% net smelter royalty	Base metals and silver	Australia	Development (Care & Maintenance)	Curtain Bros (Qld) Pty Ltd
Alce	3.0% gross revenue royalty	Gold, copper	Peru	Exploration	Titan Minerals

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator

Las Antas	2.0% gross revenue royalty	Gold, copper	Peru	Exploration	Western Pacific Resources Corp.
Volga	2.0% gross revenue royalty	Copper	Australia	Exploration (Toll- treatment Potential)	Novel Mining
Uley	1.5% gross royalty revenue	Graphite	Australia	Development (Feasibility)	Quantum Graphite
Sulphur Springs	A$2/t ore production royalty (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Venturex Resources
Kangaroo Caves	A$2/t ore production royalty (40% interest)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Venturex Resources
Thaduna	1.0% net smelter royalty	Copper	Australia	Exploration	Sandfire Resources
Glen	0.2% FOB revenue royalty	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% gross revenue royalty	Iron ore	Australia	Exploration	Hancock Prospecting
Brauna	0.5% gross revenue royalty	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Brits(1)	1.75% gross sales royalty (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Lynn Lake (MacLellan)(2)	2.0% Gross Proceeds (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Exploration (PEA due Q2 2021)	Tartisan Nickel Corp.
Lynn Lake (Nickel)	2% Gross Proceeds (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1% net smelter return	Gold	Australia	Exploration	Norwest Minerals
Comet Gold	1% net smelter return	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1% net smelter return	Gold	Australia	Exploration	Accelerate Resources Ltd.

Notes:

(1)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.

(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.

The following map shows the geographic location, the stage and the commodity type of (i) several of the key projects underlying the Corporation’s current royalties and streams (in shaded grey font), and (ii) several of the key projects underlying the royalties currently under LOIs (in red font).

Notes:

(1)  Pie chart shown by royalty count.

Benefits of Investing in Mining through Royalties

The Corporation believes that there are benefits to investing in royalties versus traditional exploration and production mining companies including the following:

●	Leverage to commodity prices

●	Fixed operating and cash costs, strong margins

●	Exploration and mine expansion upside at no additional cost

●	No capex or cost overrun exposure

●	No limit to growth as execution risk does not rise with each acquisition

●	No dilution

Corporate Structure

Vox was incorporated on February 20, 2018 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) under the name “AIM3 Ventures Inc.” On May 13, 2020, the articles of AIM3 Ventures Inc. were amended to consolidate its shares on the basis of 13.3125 pre-consolidation shares for every one post-consolidation shares. The name of the Corporation was also changed from “AIM3 Ventures Inc.” to “Vox Royalty Corp.” Vox became a public company with its Shares listed on the TSXV on May 25, 2020. On June 30, 2020, Vox filed articles of continuance and continued out of Ontario and into the Cayman Islands.

The corporate chart of the Corporation including the Corporation’s subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Corporation is as follows:

Recent Developments

Corporate Updates

On February 22, 2021 the Corporation announced that it had entered into a binding agreement with Gibb River Diamonds Ltd. (“Gibb River”) pursuant to which Vox would acquire a Western Australian gold royalty portfolio for total cash consideration of A$325,000. The royalty portfolio comprises a 1% Net Smelter Return royalty over the Bulgera Gold project operated by Norwest Mineral Ltd., a 1% NSR over the Comet Gold Project operated by Accelerate Resources Ltd. and a 1% NSR over the Mount Monger Gold Project operated by Accelerate and subject to a binding option agreement with Mt Monger Minerals Pty Ltd.

Also on February 22, 2021, the Corporation announced that it had granted an aggregate of 116,108 restricted share units (“RSUs”) to independent Board members. The vesting of the RSUs occurs in three stages, with 25,802 RSUs vesting immediately, 45,153 RSUs vesting on the first anniversary and 45,153 vesting on the second anniversary dates. Each RSU entitles the holder to receive one ordinary share of the Corporation.

On February 8, 2021, Vox announced the appointment of Andrew Kaip to its Board of Directors. Mr. Kaip has held a number of senior roles in the financial services and mining industries for over 25 years. Most recently, he served as a Managing Director at BMO Nesbitt Burns Inc., where he held the position of large cap precious metal analyst and co-head of global mining research. Prior to BMO Nesbitt Burns Inc., he also held positions at Haywood Securities and a number of mining and exploration companies based in Canada.

Also on February 8, 2021 the Corporation announced the voting results of the meeting of warrantholders that was held on February 3, 2021. At the meeting, the holders of 2,289,667 ordinary share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Corporation, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

On December 16, 2020, Vox announced an arbitral award in its favour in connection with claims made by a subsidiary of Vox and its co-claimant against Bass. The arbitrator determined that Bass (i) unreasonably withheld consent to assignment of royalty rights to SilverStream, (ii) must pay past due royalties owing from the operator of the producing Graphmada project (over which Vox equitably holds a 2.5% gross sales royalty), and (iii) must pay additional legal costs and expenses.

On November 25, 2020 Vox announced it had entered into a binding agreement with Sable Metals and Minerals Pty Ltd pursuant to which Vox would acquire a royalty over a portion of Bushveld Minerals Limited’s Brits Vanadium Project for total consideration of $2 million. The transaction closed on December 18, 2020. Vox agreed to pay upfront $500,000 in cash and $250,000 in Shares. Two further milestone payments are payable, in cash or Shares, at the Corporation’s election, once certain production tonnage milestones are achieved being (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon. Sable Metals and Minerals Pty Ltd was issued 140,170 Shares for the $250,000 stock portion of the purchase price. Vox used current cash on hand to fund the $500,000 cash consideration payable on closing of the transaction for total consideration of $750,000 in cash and Shares.

On November 10, 2020, Vox entered into a binding purchase and sale agreement to acquire the rights to a portfolio of up to eight royalties from Breakwater Resources Ltd. and certain of its wholly-owned affiliates. The transaction closed on January 21, 2021 with Vox acquiring a portfolio of five royalties. Pursuant to the terms of the transaction documents, an affiliate of Breakwater was issued 252,878 Shares for the C$725,000 stock portion of the purchase price. The Shares were issued at the trailing 30-day volume weighted average price prior to the closing date, being C$2.8670 Share. Vox used current cash on hand to fund the C$400,001 cash consideration payable on closing of the transaction for total consideration of C$1,125,001 in cash and Shares.

Financial Updates

During the fourth quarter of 2020, the Corporation recognized the following asset impairments:

●	As at September 30, 2020, the carrying value of the BK Gold Mines Pty Ltd. investment asset was $1,043,689. The value was presented in the consolidated statement of financial position as a current asset of $26,306 and a non-current asset of $1,017,383. Following the period ended December 31, 2020, the Corporation carried out an impairment assessment in accordance with the Corporation’s accounting policies and using prevailing market data. It was determined that the investment should be impaired as a result of the carrying amount of the asset exceeding its recoverable amount. As at December 31, 2020, the investment will be recognized at $Nil.

●	Following the period ended December 31, 2020, the Corporation carried out an impairment assessment of its royalty, stream and other interests assets in accordance with the Corporation’s accounting policies and using prevailing market data. It was determined that the Las Antas royalty asset, having a carrying value of $500,000 as at September 30, 2020, should be impaired as a result of the carrying amount of the asset exceeding its recoverable amount. As at December 31, 2020, the Las Antas royalty asset will be recognized at $Nil.

CONSOLIDATED CAPITALIZATION

The following table outlines the consolidated capitalization of the Corporation as at September 30, 2020: (a) before giving effect to the Offering; and (b) after giving effect to the Offering.

	As at September 30, 2020
	Before giving effect to	After giving effect to
	the Offering	the Offering(1)
Shares	$28,900,836	$39,976,786
Warrants	$159,714	$159,714
Options	$2,615	$2,615
Deficit	$16,360,771	$16,360,771
Debt	$ Nil	$ Nil
Shareholders’ Equity	$15,679,792	$26,755,742
Total Capitalization	$15,679,792	$26,755,742
Shares outstanding	32,507,014	38,257,014

(1)	Assuming the Over-Allotment Option exercised in full and converting from Canadian dollars to US dollars using the Bank of Canada’s daily exchange rate of C$1.00 = US$0.8027.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee (assuming sales of an aggregate amount of 58,300 Units to “President’s List” purchasers under the Offering) and the expenses of the Offering (including expenses relating to the preparation and filing of this Prospectus Supplement, which are estimated to be C$800,000), are estimated to be approximately C$13,305,247, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee (assuming sales of an aggregate amount of 58,300 Units to “President’s List” purchasers under the Offering) and the expenses of the Offering, are estimated to be approximately C$15,420,247.

The Corporation intends to use the net proceeds of the Offering: (i) to fund the acquisitions under LOIs, (ii) to continue its strategy of aggressive growth with additional royalty acquisitions over the next 12-24 months, and (iii) for general working capital purposes. The approximate amount of the net proceeds to be allocated to these uses is as follows:

Use of Proceeds		Total Funds
Acquisition of royalties under LOI	C$	13,123,000
General working capital	C$	182,247
Total	C$	13,305,247

Vox intends to use the net proceeds of the offering primarily to purchase additional royalties that are currently subject to LOIs with third parties. The LOIs, as is customary, remain subject to certain conditions including due diligence and in some cases, rights of first refusal conditions. There is no certainty that Vox will be able to enter into binding definitive purchase agreements with such royalty holders on terms that are acceptable to Vox or at all. The royalties underlying the LOIs span various stable mining jurisdictions, including Australia, Canada, the United States and Chile. Assuming 14 of the royalties under LOI are purchased the Corporation projects that the underlying royalties are expected to generate between C$1.0 million and C$3.0 million of incremental revenue in 2023. See “The Corporation – Overview”. In the event that the Corporation uses less than C$13,123,000 of the net proceeds to purchase the royalties subject to such LOIs, the Corporation will reallocate those funds to the acquisition of additional royalties over the next 12-24 months.

The proposed royalty acquisitions that Vox intends to use the proceeds for are in line with the Corporation’s business strategy of targeting royalties that are (i) primarily on projects operated by senior mining companies, (ii) in production or near production stage, and (iii) in geopolitically stable jurisdictions including North America and Australia. Vox’s current portfolio of royalties covers a diverse commodity base that is more heavily weighted towards precious metals and the Corporation anticipates such strategic allocation to continue.

For the financial year ended December 31, 2019, being the financial year prior to the completion of the Qualifying Transaction, the Corporation had negative operating cash flow. Operating cash flow may decline in certain circumstances, including circumstances relating to the impacts of the COVID-19 pandemic on the Corporation’s business and operations, many of which are beyond the Corporation’s control. The Corporation anticipates that it will continue to have negative cash flow from operating activities in future periods until such time as its royalties generate revenues from the underlying projects. Future cash flows from royalties are dependent to a large extent upon the underlying projects achieving production. There is no assurance that sufficient revenues will be generated in the near future, and the Corporation may continue to incur negative operating cash flow. The Corporation may need to deploy a portion of our working capital to fund such negative operating cash flows or seek additional sources of funding. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase on the Closing Date, all but not less than all of the 5,000,000 Units at the Offering Price, payable in cash to the Corporation against delivery of such Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters.

Each Unit is comprised of one Unit Share and ½ of one Unit Warrant. Each Unit Warrant entitles the holder thereof to purchase one Warrant Share at the Warrant Exercise Price at any time until the Expiry Date, subject to adjustment in certain events. The Unit Warrants shall be created and issued pursuant to the warrant indenture to be entered into by the Corporation and TSX Trust Company (the “Warrant Agent”), as warrant agent, on or around the Closing Date.

The Corporation has agreed to pay the Underwriters a fee of C$0.18 per Unit for their services in connection with the distribution of the Unit offered by this Prospectus Supplement (excluding those Units issued to “President’s List” purchasers, for which a fee of C$0.09 per Unit applies). The Corporation has agreed to grant the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire up to 750,000 Units at the Offering Price, or any combination of up to an additional 750,000 Unit Shares at a price of C$2.85 per Unit Share and up to an additional 375,000 Unit Warrants at a price of C$0.30 per Unit Warrant. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee (assuming sales of an aggregate amount of 58,300 Units to “President’s List” purchasers under the Offering) and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be C$17,250,000, C$1,029,753 and C$16,220,247, respectively, before deducting expenses of the Offering. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and any Additional Securities issued on the exercise thereof.

The Corporation will also pay certain out-of-pocket expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement in an amount not to exceed C$150,000 (exclusive of disbursements and taxes). The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees, shareholders and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Unit Shares and Unit Warrants comprising the Units, and the Warrant Shares issuable upon the exercise of the Unit Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account of or benefit of, U.S. Persons or persons in the United States except that the securities may be offered, sold or delivered in the United States in accordance with the Underwriting Agreement and pursuant to an exemption from registration under the U.S. Securities Act and applicable U.S. state securities laws. The Underwriting Agreement permits the Underwriters to offer and sell the Units to, or for the account or benefit of, U.S. Persons or persons in the United States that are Qualified Institutional Buyers that are also “accredited investors”, as defined in Rule 501(a) under the U.S. Securities Act (“Accredited Investors”), pursuant to Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws. The Underwriters will offer and sell the Units, Unit Shares and Unit Warrants outside the United States to non-U.S. Persons only in accordance with Regulation S under the U.S. Securities Act. The Unit Shares and Unit Warrants comprising the Units, and the Warrant Shares comprising the Units, and the Warrant Shares issuable upon the exercise of the Unit Warrants sold in such offers and sales made in accordance with such exemptions under the U.S. Securities Act will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Unit Shares and Unit Warrants comprising the Units, and the Warrant Shares issuable upon the exercise of the Unit Warrants within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

The Corporation has received conditional approval to list the Shares, including the Unit Shares and the Warrant Shares issuable on exercise of the Unit Warrants, to be distributed pursuant to this Prospectus Supplement on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion on the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units, other than the Additional Securities issuable under the Over-Allotment Option, if any of the Units are purchased under the Underwriting Agreement. The Underwriters are offering the Units, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

Subscriptions for Units will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. An electronic Deposit ID evidencing the Units is expected to be registered to CDS and will be deposited with CDS at the Closing Date or such other date as may be agreed upon between the Corporation and the Underwriters. A purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased. It is expected that delivery of the Units will be made against payment therefor on or about the Closing Date, which is expected to be on or about March 25, 2021.

The Underwriters propose to offer the Units initially at the public Offering Price on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Units offered by this Prospectus Supplement at the Offering Price specified herein, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

Pursuant to applicable rules and/or policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Units. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Units at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that it will not, without the prior written consent of the Co-Lead Underwriters (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Units or securities convertible into or having the right to acquire Units or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Units, or agree to become bound to do so, or disclose to the public any intention to do so, during the period ending 90 days following the Closing Date; provided that, the Corporation may (i) grant options or other securities pursuant to the Corporation’s employee stock option plan or other equity compensation plans, and issue Units upon the exercise of such options or vesting of such securities, (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants or other convertible securities of the Corporation currently outstanding, and (iii) issue equity securities in connection with one or more bona fide acquisitions by the Corporation in the normal course of business.

The officers and directors of the Corporation will agree in favour of the Underwriters that, during the period ending 90 days after the Closing Date, they will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Units or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation without having obtained the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Authorized Capital

Vox is authorized to issue up to 500,000,000 Shares. As at March 22, 2021, there were 32,626,196 Shares issued and outstanding.

Units

Each Unit is comprised of one Unit Share and ½ of one Unit Warrant. Each whole Unit Warrant entitles the holder thereof to acquire one Warrant Share at the Warrant Exercise Price at any time until the Expiry Date.

Unit Shares

The authorized share capital of Vox is C$50,000 divided into 500,000,000 Shares, of a par value of C$0.0001 each. The holders of all Shares are entitled to share equally in dividends declared by the Board of Directors of the Corporation. In the event of a winding-up or dissolution of Vox, the ordinary shareholders share equally and ratably in the assets of Vox, after payment of all debts and liabilities of Vox and after liquidation of any issued and outstanding preferred shares. The Memorandum and Articles of Association of Vox provides that the holders of Shares generally are entitled to one vote per Share.

Unit Warrants

The Warrants will be governed by the terms of a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Corporation and the Warrant Agent. The following provides a summary of certain provisions that are anticipated in the Warrant Indenture, and does not purport to be complete. This discussion is subject, in its entirety, to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which will be filed by the Corporation under its corporate profile on SEDAR following the closing of the Offering. A register of holders will be maintained at the principal offices of the Warrant Agent in Toronto, Ontario.

The Unit Shares and the Unit Warrants comprising the Units will separate following the closing of the Offering. Each Unit Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of C$4.50 on or before 5:00 p.m. (Toronto time) on the date that is 36 months from the Closing Date, after which time the Unit Warrants will be void and of no value.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Unit Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)	the issuance of Warrant Shares or securities exchangeable for, or convertible into, Warrant Shares to all or substantially all of the holders of the Warrant Shares as a stock dividend or other distribution (other than a distribution of Warrant Shares upon the exercise of Unit Warrants);

(ii)	the subdivision, redivision or change of the Warrant Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Warrant Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Warrant Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Warrant Shares, or securities exchangeable for or convertible into Warrant Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Warrant Shares of shares of any class other than the Warrant Shares, rights, options or warrants to acquire Warrant Shares or securities exchangeable or convertible into Warrant Shares, of evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustments in the class and/or number of securities issuable upon exercise of the Unit Warrants and/or exercise price per security in the event of the following additional events: (a) reclassifications of the Warrant Shares or a capital reorganization of the Corporation (other than as described in clauses (i) or (ii) above), (b) consolidations, amalgamations, arrangements, mergers or other business combination of the Corporation with or into another entity, or (c) or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, in which case each holder of a Unit Warrant which is thereafter exercised will receive, in lieu of Warrant Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Unit Warrants are exercisable, it will give notice to holders of Unit Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Unit Warrants or the number of Warrant Shares issuable upon exercise of the Unit Warrants, at least 10 business days prior to the record date or effective date, as the case may be, of such events. No fractional Warrant Shares will be issuable upon the exercise of any Unit Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Unit Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Warrant Shares would have. From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Unit Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Unit Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Unit Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Unit Warrants at which there are holders of Unit Warrants present in person or represented by proxy of Unit Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (ii) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all then outstanding Unit Warrants.

The Unit Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and the Unit Warrants will not be exercisable by, or for the account or benefit of, a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Corporation has received an opinion of counsel of recognized standing to such effect in form and substance reasonably satisfactory to the Corporation; provided, however, that a holder who acquired Unit Warrants in the Offering pursuant to Rule 144A under the U.S. Securities Act for its own account or for the account of another Accredited Investor, who is exercising such Unit Warrants for its own account or for the account of such original beneficial purchaser at a time when both it and such original beneficial purchaser remain Accredited Investors, will not be required to deliver an opinion of counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

As of the date hereof, there is no market through which the Unit Warrants may be sold and purchasers may not be able to resell the Unit Warrants purchased under the terms of this Prospectus. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

The Unit Warrants issued pursuant to the Over-Allotment Option will also be governed by the terms of the Warrant Indenture.

PRIOR SALES

The following table sets forth the prior sales for the 12-month period prior to the date of this Prospectus Supplement, for the Shares and the options and warrants convertible into Shares, the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:

					Issuance		Exercise
					Price		Price
					Per		(if
Date	Number of		Type of	Type of	Security		applicable)
Issued	Securities Issued		Securities Issued	Transaction	(C$)		(C$)
April 3, 2020	9,575		Shares	Services	2.63		-
April 20, 2020	466,392		Shares	Share cancellation	0.0001		-
April 29, 2020	200,000		Warrants	Royalty acquisition	-		3.00
May 7, 2020	72,341		Broker warrants	Financing	-		3.00
May 7, 2020	4,579,361		Subscription receipts	Financing	3.00		-
May 15, 2020	400,859		Shares	Convertible notes settlement	2.55		-
May 15, 2020	58,638		Shares	Services	3.00		-
May 15, 2020	556,863		Shares	Royalty acquisition	2.55		-
May 15, 2020	1,623,650		Shares	Royalty acquisitions and MRO database	3.00		-
May 15, 2020	84,278		Shares	Royalty acquisition	2.70		-
May 19, 2020	2,289,667		Warrants	Financing	-		4.50
May 19, 2021	4,579,361		Shares	Financing	3.00		-
May 19, 2020	2,069,656		RSUs	RSU grant	3.00		-
May 19, 2020		(1)	PSUs	PSU grant		(1)	-
May 19, 2020		(2)	PSUs	PSU grant		(2)	-
June 1, 2020	14,545		Options	Option exercise	-		1.33125
June 1, 2020	75		Warrants	Warrant exercise	-		1.33125
June 11, 2020	58,180		Options	Option exercises	-		1.33125
June 11, 2020	1,015		Warrants	Warrant exercises	-		1.33125
June 15, 2020	133,143		RSUs	RSU grant	3.20		-
June 15, 2020	12,000		Options	Option grant	-		3.50
July 22, 2020	89,706		Shares	Royalty acquisition	3.21		-
September 9, 2020	77,893		RSUs	RSU exercise	3.00		-
September 10, 2020	7,275		Options	Option exercise	-		1.33125
September 11, 2020	55,158		Shares	Royalty acquisition	2.99		-
September 21, 2020	35,211		Warrants	Warrant exercises	-		1.33125
September 25, 2020	99,202		Shares	Royalty acquisition	3.32		-
October 2, 2020	58,031		Shares	Royalty acquisition	3.28		-
November 5, 2020	751		Warrants	Warrant exercises	-		1.33125
November 12, 2020	375		Warrants	Warrant exercises	-		1.33125
November 25, 2020	224,817		Shares	Share cancellation	0.0001		-
December 15, 2020	140,170		Shares	Royalty acquisition	2.27		-
December 31, 2020	69,200		Shares	NCIB share cancellation	2.66		-
January 14, 2021	77,893		RSUs	RSU exercise	3.00		-
January 21, 2021	252,878		Shares	Royalty acquisition	2.87		-
February 2, 2021	20,000		Options	Option grant	-		4.00
February 19, 2021	116,108		RSUs	RSU grant	3.1006		-
February 23, 2021	12,901		RSUs	RSU exercise	3.1006		-

				Issuance	Exercise
				Price	Price
				Per	(if
Date	Number of	Type of	Type of	Security	applicable)
Issued	Securities Issued	Securities Issued	Transaction	(C$)	(C$)
January 31, 2021	34,200	Shares	NCIB share cancellation	3.15	-
February 28, 2021	95,600	Shares	NCIB share cancellation	3.08	-

(1) 1% of the then current outstanding shares of the Corporation upon the Corporation achieving a C$5.00 closing trading share price for at least 30 consecutive trading days.

(2) 1% of the then current outstanding shares of the Corporation upon the Corporation achieving a C$6.00 closing trading share price for at least 30 consecutive trading days.

TRADING PRICE AND VOLUME

The Shares trade on the TSXV under the symbol “VOX”. The following tables set forth certain trading information for the Shares on the TSXV for the 12-month period before the date hereof.

		High	Low
Month		C$	C$	Volume
2020	March	-	-	-
	April	-	-	-
	May (25-31)	3.54	2.90	230,147
	June	4.30	3.07	351.569
	July	3.50	2.68	392,919
	August	3.35	2.80	389,985
	September	3.60	2.95	620.006
	October	2.97	2.20	318.413
	November	2.49	2.26	233,658
	December	3.03	2.34	549,613
2021	January	3.59	2.75	528,140
	February	3.23	2.86	222,805
	March (1-19)	3.51	2.86	326,621

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act and the Regulations generally applicable to a holder who acquires Unit Shares and Unit Warrants pursuant to the Offering as a beneficial owner and who at all relevant times and for purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm’s length with the Corporation and the Underwriters; (c) is not and will not be affiliated with the Corporation or the Underwriters; (d) acquires and holds such Unit Shares and Unit Warrants and any Warrant Shares acquired on the exercise of Warrants (collectively, referred to as the “Securities”) as capital property; and (e) is not exempt from tax under Part I of the Tax Act (each such owner in this section, a “Holder”).

For the purposes of this summary, references to Share include Unit Shares and Warrant Shares unless otherwise indicated.

The Securities generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such Securities in the course of carrying on a business or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (c) who makes, or has made, an election under section 261 of the Tax Act to determine its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (d) that has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Securities; or(e) if the Corporation is at any time a “foreign affiliate” (as defined in the Tax Act) of such Holder. Any such Holders should consult their own tax advisors with respect to an investment in the Units.

This summary assumes that the Corporation will not at any time be resident (or be deemed to be resident) in Canada for purposes of the Tax Act. If the Corporation is (or becomes) resident in Canada for purposes of the Tax Act, the Canadian federal income tax consequences to a Holder will, in some respects, differ from those described herein.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the current published administrative policies of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences to them of acquiring, holding and disposing of Securities, and any other consequences to them under Canadian federal, provincial, local and foreign tax laws.

Currency Conversion

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Allocation of Cost

A Holder who acquires Units pursuant to the Offering will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Unit Share and the one-half of one Unit Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

For its purposes, the Corporation has advised counsel that, of the C$3.00 Offering Price for each Unit, it intends to allocate C$2.85 to each Unit Share and C$0.15 to each one-half of one Unit Warrant and believes that such allocation is reasonable. The Corporation’s allocation, however, is not binding on the CRA or on a Holder. Counsel express no opinion with respect to such allocation.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to the Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Shares (if any) held by the Holder as capital property at the time of the acquisition of the Unit Share.

Exercise of Unit Warrants

No gain or loss will be realized by a Holder of a Unit Warrant upon the exercise of such Unit Warrant to acquire the Warrant Shares. When a Unit Warrant is exercised, the Holder’s cost of the Warrant Shares acquired thereby will be equal to the adjusted cost base of the Warrant to such Holder, plus the amount paid on the exercise of the Unit Warrant. For the purpose of computing the adjusted cost base to a Holder of a Warrant Share acquired on the exercise of a Unit Warrant, the cost of such Warrant Share must be averaged with the adjusted cost base to such Holder of all other Shares (if any) held by the Holder as capital property at the time the Warrant Share is acquired.

Expiry of Unit Warrants

In the event of the expiry of an unexercised Unit Warrant, a Holder generally will realize a capital loss equal to the Holder’s adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Capital Gains and Capital Losses”.

Dividends on Shares

A Holder will be required to include in computing its income for a taxation year the amount of any dividends received in respect of the Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including a trust), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Holder on the Shares. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Securities

A Holder that disposes or is deemed to dispose of a Share or a Unit Warrant (other than on the exercise of the Warrant) in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Share or the Unit Warrant exceeds (or is exceeded by) the aggregate of the Holder’s adjusted cost base of such Share or such Unit Warrant immediately before the disposition and any reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. Subject to and in accordance with the provisions of the Tax Act, a Holder must deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Holder in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital gain realized by a Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains and dividends.

Foreign Property Information Reporting

Generally, a Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the Securities, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information. Subject to certain exceptions, a Holder generally will be a specified Canadian entity. The Securities will be “specified foreign property” of a Holder for these purposes. Holders should consult their own tax advisors regarding compliance with these reporting requirements.

Offshore Investment Fund Property Rules

The Tax Act contains rules which, in certain circumstances, may require a Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Securities if (1) the value of such securities may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the Tax Act and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Holder acquiring or holding the Securities was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

These rules are complex and their application and consequences depend, to a large extent, on the reasons for a Holder acquiring the Units or holding the Securities.

RISK FACTORS

Prospective purchasers of Units should carefully consider the risk factors described in this Prospectus Supplement and the Prospectus, the risk factors related to the Corporation’s business and operations set out in the Filing Statement and those described in all documents incorporated by reference in this Prospectus Supplement or the Prospectus (including subsequently filed documents incorporated by reference). An investment in the Securities is subject to various risks including those risks inherent to the industries in which Vox operates. If any of the events contemplated by these risk factors occurs, Vox’s revenues or financial condition could be materially harmed, which could adversely affect the value of the Securities. In addition to the below, discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus Supplement. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

New Diseases and Epidemics

The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The impact of the fast-spreading COVID-19 pandemic on the Corporation remains unpredictable as of the date of this Prospectus Supplement. To date, the outbreak has caused extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold) and has raised the prospect of an extended global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, operating, supply chain and project development delays and disruptions, quarantines and a general reduction in consumer activity, globally. In addition, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects are and may be further impacted. To date, a number of mining projects have been suspended or activities on such mining projects have been reduced as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared states of emergency, imposed regulations or taken other actions in response to the COVID-19 pandemic. While these measures are expected to be temporary, the duration of the business disruptions internationally and related financial impact will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken by governments and other regulators in each jurisdiction to contain or treat the COVID-19 pandemic.

If the operation or development of one or more of the properties in which the Corporation holds a royalty, stream or other interest and from which it will receive or expects to receive significant revenue is suspended or the development is delayed for precautionary purposes or as governments declare states of emergency, impose regulations or other actions are taken in an effort to combat the spread of COVID-19, such events may have a material adverse effect on the Corporation’s future profitability, results of operations, ability to raise funding, financial condition and on the trading price of the Corporation’s securities, and such material adverse effects may be experienced for a prolonged period of time.

Other than Bass placing the Graphmada project on care and maintenance due to COVID-19, to the knowledge of the Corporation as at the date hereof, none of the Corporation’s royalty and streaming assets have been materially and adversely impacted by COVID-19.

Risks Associated with the Offering

There can be no assurance that an active market for the Securities will be sustained after the Offering. Securities of small- and mid-cap issuers have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the issuers involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices, currency exchange fluctuation, the political environment in the countries where the Corporation’s properties are located, in its financial condition or results of operations as reflected in its quarterly financial statements. Other factors unrelated to the performance of the Corporation may have an effect on the price of the securities of the Corporation including the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect the investor’s ability to trade significant numbers of securities of the Corporation; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the securities of the Corporation that persists for a significant period of time could cause the Corporation’s securities, to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If an active market for the securities of the Corporation does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline below the Offering Price. If such a market does not develop, investors may lose their entire investment in the Securities.

No Market for Warrants

There is currently no market through which the Unit Warrants may be sold and the Unit Warrants will not be listed on the TSXV. The purchasers may not be able to resell the Unit Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation.

Future Sales or Issuances of Debt or Equity Securities Could Result in Dilution

The Corporation may sell additional equity securities (including through the sale of securities convertible into Shares) and may issue additional debt securities to finance its operations, exploration, development, acquisitions or other projects. The Corporation is authorized to issue an unlimited number of Shares. The Corporation cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Corporation’s earnings per share.

Discretion in the Use of Proceeds

The Corporation currently intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, the Corporation retains broad discretion over the actual use of the net proceeds from the Offering and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if it is determined to be in the Corporation’s best interests to do so. Investors may not agree with how the Corporation allocates or spends the proceeds from the Offering. The Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Corporation’s securities, including the market value of the Securities, and that may increase the Corporation’s losses.

Negative Operating Cash Flow

The Corporation is an early-stage, venture issuer and has generated limited cash flow from operations. The Corporation is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation currently has negative cash flow from operating activities and expects to continue to incur negative operating cash flow and losses until additional revenue is received from its producing royalty assets or from royalty assets in production that may be acquired in the future.

Royalties Under LOI may not be Acquired

The Corporation has entered into 10 LOIs with third parties which provide the Corporation the opportunity to acquire between 20 and 30 royalties. These LOIs remain subject to a number of standard conditions including completion of satisfactory due diligence and, in some cases, confirmation that certain rights of first refusal will not be exercised. There is no guarantee that any proposed acquisitions will be completed or be successful. Nor is there any guarantee that the royalty assets to be acquired will generate the revenues projected by the Corporation if the acquisitions are completed. The Corporation’s future expected revenue could be negatively impacted in the event that a substantial number of the royalties under LOI are not acquired. Furthermore, if acquired royalties fail to generate the expected revenue, this could impact the Corporation’s financial condition.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by McCarthy Tétrault LLP with respect to Canadian legal matters, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. The aggregate number of securities of the Corporation held on the date of the opinions, and received and to be received after such date, if any, by the partners and associates of McCarthy Tétrault LLP who participated in, or who were in a position to directly influence any statement made in this Prospectus Supplement, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, each represents less than 1% of the outstanding securities of the Corporation as at the date hereof.

INTERESTS OF EXPERTS

The scientific and technical information in this Prospectus has been reviewed and approved by Timothy Strong, BSc (Hons) ACSM FGS MIMMM RSci, a “qualified person” as defined in NI 43-101. As of March 22, 2021, Mr. Strong holds nil securities in the Corporation. Mr. Strong has not received any direct or indirect interest in the Corporation’s property and did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with his review of the scientific and technical information in this Prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

McGovern Hurley LLP, Chartered Professional Accountants, are the auditors of the Corporation and have advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

The Corporation’s registrar and transfer agent is TSX Trust Company, at its office at 200 University Avenue, Suite 300, Toronto, ON, M5H 4H1.

PURCHASERS’ STATUTORY RIGHTS

The following is a description of a purchaser’s statutory rights in respect of a purchase of the Units under this Prospectus Supplement. Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of Unit Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus Supplement is limited, in certain provincial securities legislation, to the price at which the Unit Warrant is offered to the public under the Offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: March 22, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except the province of Québec.

(Signed) Kyle Floyd	(Signed) Pascal Attard
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Rob Sckalor	(Signed) Alastair McIntyre
Director	Director

C-1

CERTIFICATE OF THE PROMOTER

Dated:     March 22, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except the province of Québec.

(Signed) Kyle Floyd

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated:     March 22, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except the province of Québec.

BMO Nesbitt Burns Inc.	Cantor Fitzgerald Canada Corporation

By: (signed) Ilan Bahar	By: (signed) Elan Shevel
Managing Director and Co-Head, Global Metals & Mining	Chief Compliance Officer

Stifel Nicolaus Canada Inc.	Red Cloud Securities Inc.

By: (signed) Egizio Bianchini	By: (signed) Bruce Tatters
Vice Chairman, Head of Metals & Mining Investment Banking	Chief Executive Officer

C-3